September 11, 2012

Distinguished Board Members

After serving as Chairman of the Board of this company for the last three and a half years, I wish to submit to you my resignation from this position effective November 1st, 2012. I have been asked to and will be joining a national entrepreneurial consortium coming into effect that same day.

Just short of three years ago, with the departure of the company's former CEO, I agreed to assume an additional responsibility as Interim CEO, until such a time that a new CEO will be appointed. It took longer than we all expected but such a time has finally arrived. Now, with the appointment of my dear friend and colleague, our distinguished and extremely talented Board member, Mr. Rob Brinson to the position of the company's full time CEO, I hereby submit my resignation from this most challenging position which will come in to effect immediately. A year ago I asked Rob to join our Board and from the very beginning I designated him as the one that, when the time comes, will take over as CEO after all the turbulent times the company went through. This time is now. Rob is the right man to take the company forward and successfully meet all challenges ahead. I am thrilled with the fact that it is Rob who I pass the responsibility to. I am leaving him with the best team possible and am confident that under his outstanding leadership anything becomes possible.

Dror Zoreff

Chairman and outgoing Interim CEO